FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter and fiscal year ended March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 12, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Consolidated Results of Operations

Fourth quarter, year ended March 2015

(US GAAP)

Nomura Holdings, Inc.

April 2015

© Nomura

Outline

Presentation

Executive summary (p. 2-3)

Overview of results (p. 4)

Business segment results (p. 5)

Retail (p. 6-7)

Asset Management (p. 8-9)

Wholesale (p. 10-12)

Non-interest expenses (p. 13)

Robust financial position (p. 14)

Funding and liquidity (p. 15)

Financial Supplement

Consolidated balance sheet (p. 17)

Value at risk (p. 18)

Consolidated financial highlights (p. 19)

Consolidated income (p. 20)

Main revenue items (p. 21)

Consolidated results: Income (loss) before income taxes by

segment and region (p. 22)

Segment “Other” (p. 23)

Retail related data (p. 24-28)

Asset Management related data (p. 29-30)

Wholesale related data (p. 31-32)

Number of employees (p. 33)

NOMURA

Executive summary

Full year highlights

- **Net income[1] up 5% YoY at Y224.8bn, the highest level since FY2005/06[2] and the second best year since reporting under US GAAP started in FY2001/02**
  - Although income before income taxes was down YoY, net income increased due to a lower effective tax rate
  - EPS[3] up 8% YoY on earnings growth and enhanced shareholder returns; Achieved FY2015/16 EPS target (Y50) for second straight year

  - Net revenue: Y1,604.2bn (+3% YoY)
  - Income before income taxes: Y346.8bn (-4% YoY)
  - Net income[1]: Y224.8bn (+5% YoY)
  - ROE: 8.6% (FY13/14: 8.9%)
  - EPS[3]: Y60.03 (FY13/14: Y55.81)
  - DPS: Y13 (year end) / Y19 (annual) (+Y2 vs. FY13/14)

- **Income before income taxes from three business segments of Y276.1bn (-17% YoY)**

  Retail
  - Down from strong result last year, but continued to drive firm-wide earnings
  - Retail client assets at record high of Y109.5trn

  Asset Management
  - Income before income taxes strongest in eight years
  - Revenue growth driven by expansion of assets under management and contribution from Taiwan subsidiary consolidated in FY2014/15

  Wholesale
  - Higher revenues YoY as robust performance in AEJ offset a slowdown in EMEA and the Americas and the yen continued to depreciate
  - Income before income taxes declined as yen depreciation drove up expenses despite emphasis on pay for performance

Income before income taxes, net income[1] and EPS[3]


(billions of yen)
(yen)
400.0
300.0
200.0
100.0
0.0
75
50
25
0
Income before income taxes
Net income
EPS (rhs)
93.3
28.7
7.86
85.0
11.6
3.14
237.7
107.2
28.37
361.6
213.6
55.81
346.8
224.8
60.03
FY10/11
FY11/12
FY12/13
FY13/14
FY14/15

(1) Net income attributable to Nomura Holdings shareholders.
(2) FY2005/06 net income attributable to Nomura Holdings shareholders: Y304.3bn.
(3) Diluted net income attributable to Nomura Holdings shareholders per share.

2

Executive summary

NOMURA

4Q highlights

- **Net income at highest level in past two years driven by improved profitability in international business**
  - Net revenue: Y434.5bn; Income before income taxes: Y105bn; Net income[1]: Y82bn; ROE[2]: 12.1%; EPS[3]: Y22.08
- **Income before income taxes from three business segments of Y101.4bn (+68% QoQ): Wholesale up significantly**

  Retail
  - Progress in transforming business model, achieved FY2015/16 recurring revenue target one year early
  - Earnings down compared to strong 3Q on softer sales of stocks and bonds and higher costs due to a charge on decommissioning IT systems

  Asset Management
  - Solid revenues with inflows into investment trusts and investment advisory business driving assets under management to record level
  - Booked one-off costs including FX loss on overseas investment and a charge on decommissioning IT systems

  Wholesale
  - All business lines reported stronger revenues QoQ; Rebound in EMEA and Americas Fixed Income
  - Contained cost increases and booked best quarterly income before income taxes in six years
- **Segment Other loss before income taxes of Y4.0bn, representing a marked decline from 3Q income before income taxes of Y44.8bn**
  - Booked loss due to credit spread changes; Gain on earnings of affiliates and unrealized gain on securities holdings both declined from 3Q

Income before income taxes and net income[1]



Group-wide
(billions of yen)
Income before income taxes
Net income
113.2
72.9
86.9
88.6
51.7
74.0
116.1
105.0
82.0
FY2013/14
FY2014/15
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q



3 business segment income before income taxes
Wholesale
Asset Management
Retail
113.0
71.4
84.4
62.1
45.6
68.9
60.3
101.4
+68%
FY2013/14
FY2014/15
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

(1) Net income attributable to Nomura Holdings shareholders.
(2) Calculated using annualized net income for each period.
(3) Diluted net income attributable to Nomura Holdings shareholders per share.

3

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2014/15 FY2014/15

QoQ YoY YoY

4Q Full year

Net revenue 434.5 +2% +11% 1,604.2 +3%

Non-interest expenses 329.6 +7% +9% 1,257.4 +5%

Income before income taxes 105.0 -10% +19% 346.8 -4%

Net income1 82.0 +17% +34% 224.8 +5%

EPS2 Y22.08 +18% +38% Y60.03 +8%

ROE3 12.1% 8.6%

(1)	Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income attributable to Nomura Holdings shareholders per share. (3) Calculated using annualized net income for each period.

4

Business segment results

Net revenue and income before income taxes

FY2014/15 FY2014/15

(billions of yen) QoQ YoY YoY

4Q Full year

Net Retail 122.9 -5% +26% 476.5 -7%

revenue Asset Management 23.9 +2% +17% 92.4 +15%

Wholesale 231.5 +29% +17% 789.9 +3%

Subtotal 378.3 +14% +19% 1,358.7 +0.1%

Other 48.7 -41% -40% 220.8 +17%

Unrealized gain on investments in equity

securities held for operating purposes 7.6 -32% — 24.7 +130%

Net revenue 434.5 +2% +11% 1,604.2 +3%

Income Retail 40.9 -19% +76% 161.8 -16%

before

income Asset Management 6.7 -29% +25% 32.1 +18%

taxes Wholesale 53.8 119x +61% 82.2 -26%

Subtotal 101.4 +68% +63% 276.1 -17%

Other * -4.0 —— 46.0 +130%

Unrealized gain on investments in equity

securities held for operating purposes 7.6 -32% — 24.7 +130%

Income (loss) before income taxes 105.0 -10% +19% 346.8 -4%

*Additional information on “Other” (4Q)

Equity in earnings of affiliates of Y12.6bn vs. Y18.2bn in 3Q

Loss from changes in own and counterparty credit spreads (Y1.4bn vs. Y8.9bn gain in 3Q) Unrealized gain from Ashikaga Holdings shares (Y2.2bn vs. Y9.9bn in 3Q)

5

Retail

Net revenue and income before income taxes

(billions of yen) Full year Quarter

FY13/

FY13/ FY14/ 14 FY2014/15 QoQ YoY

14 15

4Q 1Q 2Q 3Q 4Q

Net revenue 511.9 476.5 97.9 106.9 117.9 128.8 122.9 -5% +26%

Non-interest expenses 319.9 314.7 74.6 75.3 79.1 78.3 82.0 +5% +10%

Income before income

taxes 192.0 161.8 23.3 31.6 38.9 50.5 40.9 -19% +76%

Key points

Full year results

Net revenue: Y476.5bn (-7% YoY)

Income before income taxes: Y161.8bn (-16% YoY)

—Third best year in fourteen years, but down from strong results last year

Retail client assets at record high (Y109.5trn) supported by market factors

4Q results

Net revenue: Y122.9bn (-5% QoQ; +26% YoY)

Income before income taxes: Y40.9bn (-19% QoQ; +76% YoY)

—Sales of stocks and bonds declined, while investment trust and insurance product sales remained firm

—Costs increased due to charge on decommissioning of IT systems

Initiatives to transform business model continue to gain traction

Total sales1

(billions of yen)

Stocks Bonds Investment trusts Discretionary investment, Insurance products

4,000

3,000

2,000

1,000

0

FY2013/14 FY2014/15

4Q 1Q 2Q 3Q 4Q

(1)	Retail channels only.
(2)	Retail channels, Net & Call, and Hotto Direct.

Total sales1 down 7% QoQ

Stocks: -12% QoQ

– Impacted by decline in market volumes and primary deals

(IPO/PO subscriptions2: Y108.4bn; -50% QoQ)

Investment trusts: +4% QoQ

– Robust sales of products investing in global high-yield stocks and global bonds as well as Japan Enterprise Value Improvement Fund

– Investment trust net inflows improved from last quarter when investors moved to lock in profits

Bond sales of Y439.8bn, -8% QoQ

– Sales of foreign bonds declined as investors went into wait-and-see mode due to yen depreciation and talks of rate hikes in the US

– Contributions from large subordinated bond issuance for retail investors

6

Retail: Reached Mar 2016 recurring revenue target early

NOMURA

Recurring revenue



(billions of yen)
72.0
Mar 2016 recurring revenue target (Y69.6bn)
70.0
65.7
60.0
54.5
60.4
Recurring revenue (annualized, adjusted basis)
56.0
50.0
FY2013/14
FY2014/15
4Q
1Q
2Q
3Q
4Q

- Succeeded in increasing Retail client assets, while investment trust net inflows[1] and discretionary investment net inflows[1] expanded
  - Annualized recurring revenue grew to Y72bn supported by market factors
    - Reached Mar 2016 target of Y69.6bn one year ahead of schedule

■ Recurring revenue	Y17.8bn	(Y16.6bn)
– Discretionary investment net inflows[1]	Y347.5bn	(Y374.6bn)
– Investment trust net inflows[1]	Y153.1bn	(Y37.9bn)
■ Sales of insurance products[2]	Y104.0bn	(Y101.1bn)
■ Client franchise		
– Retail client assets	Y109.5trn	(Y104.8trn)
– Net inflows of cash and securities[3]	-Y137.3bn	(Y176.6bn)
– NISA account applications	1.52m	(1.47m)

*Figures in brackets are for 3Q or as at end of December 2014.

Discretionary investment net inflows (Monthly average)[1]



(billions of yen)
150.0
100.0
50.0
0.0
8.7
89.0
19.2
34.3
80.9
124.9
115.8
FY13/14
FY14/15
FY2013/14
4Q
FY2014/15
1Q
2Q
3Q
4Q

Sales of insurance products (Monthly average)[2]



(billions of yen)
40.0
30.0
20.0
10.0
0.0
11.6
32.1
13.1
31.7
28.3
33.7
34.7
FY13/14
FY14/15
FY2013/14
4Q
FY2014/15
1Q
2Q
3Q
4Q

(1) Retail channels and Japan Wealth Management group.
(2) Retail channels only.
(3) Cash and securities inflows minus outflows, excluding regional financial institutions.

7

Asset Management

NOMURA

Net income and income before income taxes

(billions of yen)	Full year		Quarter						
	FY13/14	FY14/15	FY13/14	FY2014/15				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	80.5	**92.4**	20.5	23.3	21.7	23.4	**23.9**	+2%	+17%
Non-interest expenses	53.4	**60.3**	15.1	15.1	13.9	14.1	**17.2**	+22%	+14%
Income before income taxes	27.1	**32.1**	5.3	8.3	7.8	9.3	**6.7**	-29%	+25%

Assets under management



(trillions of yen)
AuM (gross)[1]
AuM (net)[2]
38.2
30.8
40.6
33.0
42.7
34.8
46.0
37.7
47.5
39.3
FY2013/14
FY2014/15
Mar
Jun
Sep
Dec
Mar

Key points

Full year results

- Net revenue: Y92.4bn (+15% YoY)
- Income before income taxes: Y32.1bn (+18% YoY)
  - AuM continued to grow driven by improved market conditions and inflows
  - Revenue at record high with contributions from Nomura Asset Management Taiwan which became a consolidated entity from FY2014/15
  - Public investment trust market share[3] at highest level since March 2004

4Q results

- Net revenue: Y23.9bn (+2% QoQ; +17% YoY)
- Income before income taxes: Y6.7bn (-29% QoQ; +25% YoY)
  - Inflows into investment trusts and investment advisory business
  - Booked one-off costs including FX loss on overseas investment and a charge on decommissioning IT systems

Investment trust business

- Continued inflows mainly into funds seeking income gains and funds for discretionary investments

	4Q inflows
– Nomura Global High Dividend Stock Premium	Y132.8bn
– Nomura Templeton Total Return	Y123.9bn
– Nomura Fund Wrap International Bond	Y87.8bn

- Sales of privately placed investment trusts to regional financial institutions, etc. remained strong (AuM 2.3x vs. Mar 2014)

Investment advisory and international businesses

- Won mandate from Japanese public pension fund for actively managed Japan stock fund
- International business continues to expand through UCITS[4] funds
  - Newly launched global bond fund off to good start
  - AuM in UCITS funds of Y856.9bn at end Mar, double the level a year ago

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross).
(3) Source: The Investment Trusts Association, Japan.
(4) Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

8

Asset Management: Highly recognized investment management expertise

Assets under management (gross)1 by business

(trillions of yen) Investment trust business Investment advisory business

50.0 46.0 47.5

40.6 42.7

38.2

40.0 12.1 12.6

11.4

9.8 11.0

30.0

20.0

28.4 29.6 31.3 33.9 34.9

10.0

0.0

FY2013/14 FY2014/15

Mar Jun Sep Dec Mar

Investment trust business flow of funds3

(billions of yen)

Investment trust business (excl. ETFs) ETFs

1,000 789 826

501 496 464 477

500 298

90

0

-23

-500

-1,000 -820

FY2013/14 FY2014/15

4Q 1Q 2Q 3Q 4Q

Nomura Asset Management public investment trust market

share2

23.7% 24.0%

24.0% 23.1%

22.9% 22.8%

22.0%

20.0%

18.0%

16.0%

FY2013/14 FY2014/15

Mar Jun Sep Dec Mar

Awards

Morningstar Award “Fund of the Year 20144”

–Best Fund: High Dividend Bond Fund

Division

Nomura Indian Bond Fund (Monthly Profit

Distribution Type)

–Excellent Fund: Domestic Stock Fund Division

Strategic Value Open

Thomson Reuters “Lipper Fund Awards Japan 20155”

–Defined Contribution Pension Category: Won Group award for Overall and

Equity

–Won a total of 20 best funds: 11 awards in Investment Trusts Category and 9 in Defined Contribution Pension Category

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Source: The Investment Trusts Association, Japan.

(3) Based on net assets under management. (4) See disclaimer for Morningstar Award “Fund of the Year 2014”. (5) See disclaimer for “Lipper Fund Awards Japan 2015”.

NOMURA

Wholesale

Net revenue and income before income taxes

(billions of yen)

	Full year		Quarter						
	FY13/14	FY14/15	FY13/14	FY2014/15				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	649.7	**683.4**	166.8	166.6	168.1	149.7	**199.0**	+33%	+19%
Investment Banking	115.4	**106.5**	31.7	22.3	22.5	29.2	**32.4**	+11%	+2%
Net revenue	765.1	**789.9**	198.5	188.9	190.6	178.9	**231.5**	+29%	+17%
Non-interest expenses	653.3	**707.7**	165.0	183.1	168.4	178.5	**177.7**	-0.5%	+8%
Income before income taxes	111.8	**82.2**	33.5	5.7	22.2	0.5	**53.8**	119x	+61%

Net revenue by region

(billions of yen)


250.0
200.0
150.0
100.0
50.0
0.0
61.4
61.2
16.4
59.4
58.2
57.8
17.7
55.2
46.1
47.7
31.6
65.1
32.7
26.8
41.2
78.3
56.2
65.6
33.1
76.5
Americas
EMEA
AEJ
Japan
FY2013/14
FY2014/15
4Q
1Q
2Q
3Q
4Q

Key points

Full year results

- Net revenue: Y789.9bn (+3% YoY)
- Income before income taxes: Y82.2bn (-26% YoY)
  - Higher revenues YoY as robust performance in AEJ offset a slowdown in EMEA and the Americas and the yen continued to depreciate
  - Income before income taxes declined as yen depreciation drove up expenses despite emphasis on pay for performance

4Q results

- Net revenue: Y231.5bn (+29% QoQ; +17% YoY)
- Income before income taxes: Y53.8bn (119x QoQ; +61% YoY)
- All business lines reported stronger revenues
  - Rebound in EMEA and Americas Fixed Income trading revenues
- Contained costs: Strongest income before income taxes in six years

Regional performance (net revenue; QoQ)

- Japan (Y76.5bn; -2%)
  - Continued to drive Wholesale earnings, despite marginal decline in revenues
- EMEA (Y65.6bn; +145%)
  - Revenues rebounded driven by significant improvement in Rates and Credit
- Americas (Y56.2bn; +72%)
  - Equities remained strong, while Fixed Income rebounded driven by Credit
  - Investment Banking reported best revenue quarter since start of business build out
- AEJ (Y33.1bn; -20%)
  - Slowdown from strong 3Q, but second best quarter for revenues in six years

10

Wholesale: Global Markets

NOMURA

Net revenue



(billions of yen)
Equities
Fixed Income
166.8
59.0
107.7
166.6
62.0
104.5
168.1
64.0
104.1
149.7
73.5
76.3
199.0
76.8
122.3
QoQ +33%
YoY +19%
FY2013/14
FY2014/15
4Q
1Q
2Q
3Q
4Q

FY2014/15 full year and 4Q net revenue by region



Full year
Quarter
+5%
Americas
EMEA
AEJ
Japan
FY13/14
FY14/15
YoY
YoY
QoQ
FI
EQ
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

4Q results

Global Markets

- Net revenue: Y199.0bn (+33% QoQ; +19% YoY)
  - Capitalized on market opportunities while managing risk stringently to book strong revenues as EMEA and Americas Fixed Income revenues rebounded amid a slowdown in AEJ from strong 3Q

Fixed Income

- Net revenue: Y122.3bn (+60% QoQ; +13% YoY)
  - Rebound in EMEA and Americas Rates and Credit, continued strong performance in FX globally

Equities

- Net revenue: Y76.8bn (+4% QoQ; +30% YoY)
  - Driven by market rally, cash business delivered strong revenues in EMEA, while Derivatives improved in Japan and Americas

Full year results

- Japan and AEJ drove Global Markets revenues higher YoY

4Q results

- Americas: Rebound in Rates and Credit, robust performance in Equities
- EMEA: FX remained strong, marked improvement in Rates and Credit, pick-up in Equities
- AEJ: Robust G10 FX and Credit, slowdown from strong 3Q in Emerging Markets Rates and Equities
- Japan: FX remained strong, Equities Cash and Derivatives both resilient

11

Wholesale: Investment Banking

NOMURA

Net revenue



Investment Banking (gross)
(billions of yen)
55.4
43.2
40.7
52.7
57.3
Investment Banking (net)
Other
31.7
2.2
29.5
22.3
22.8
-0.4
22.5
0.0
22.5
29.2
29.6
-0.4
32.4
2.5
29.9
QoQ +11%
YoY +2%
FY2013/14
FY2014/15
4Q
1Q
2Q
3Q
4Q

Key points

4Q results

- Net revenue: Y32.4bn (+11% QoQ; +2% YoY)

- Investment Banking (gross) revenue of Y57.3bn
  - Best revenue quarter since December 2010; Americas drove international revenue expansion
  - Japan revenues roughly unchanged from 3Q
    - ✓ Won many high-profile mandates including CB offerings by LIXIL and Chugoku Electric Power Co. and retail bond issuance by SoftBank
    - ✓ Grew Solutions revenues by developing new products aligned to client needs
  - International revenues up QoQ driven by EMEA and Americas
    - ✓ Americas reported best revenue quarter since start of business build out in 2010
    - ✓ M&A multi-product deals, Solutions business, Financial Sponsors and Financial Institutions businesses all contributed to earnings

Full year international revenues now account for over 40% of total due to business build out



Investment Banking (gross) revenue
(billions of yen)
184.3
193.8
Japan
International
Approx. +20%
FY2013/14 Full year
FY2014/15 Full year

Full year

- **Strongest international revenues in six years**
  - ✓ Americas gaining traction through selective build out

- **Market share growth in Japan, revenues roughly flat YoY**
  - ✓ Won several high-profile mandates such as Mitsui Fudosan (PO) and Recruit (IPO)
  - ✓ #1 on Japan-related league tables[1]
    - Market share (YoY)
    - ECM: 32.1%→37.8%
    - DCM: 26.2%→34.1%
    - M&A: 17.2%→24.6%

- **Won many large M&A mandates including deals over Y1trn and multi-product deals**
  - ✓ Repsol / Talisman Energy (M&A)
  - ✓ BC Partners / PetSmart (M&A, ALF)
  - ✓ Itochu / CP Group / CITIC(M&A)
  - Several deals are yet to close, expect revenue contributions going forward

- **Solutions for Japanese corporates**
  - ✓ DCFX[2] related to cross-border M&A and IPOs
  - ✓ Sale of cross-shareholdings
  - ✓ Insurance solutions

(1) Source: ECM: Thomson Reuters; DCM: Thomson DealWatch, Japan All Debt (including self-funded); Japan related M&A: Thomson Reuters, Apr 2014 – Mar 2015.
(2) Deal contingent FX.

12

Non-interest expenses

Full year / Quarter

(billions of yen) (billions of yen)



Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,500
1,200
900
600
300
0
1,195.5
1,257.4
301.4
319.2
299.8
308.9
329.6
400
300
200
100
0

	FY2013/14	FY2014/15	FY2013/14 4Q	FY2014/15 1Q	FY2014/15 2Q	FY2014/15 3Q	FY2014/15 4Q	QoQ
Compensation and benefits	570.1	**596.6**	132.6	168.8	140.8	142.8	**144.2**	**1.0%**
Commissions and floor brokerage	111.8	**130.0**	28.7	27.6	33.6	34.1	**34.7**	**1.8%**
Information processing and communications	192.2	**192.3**	49.9	44.9	46.0	48.7	**52.7**	**8.3%**
Occupancy and related depreciation	80.1	**76.1**	20.5	18.6	18.2	19.2	**20.1**	**4.7%**
Business development expenses	38.5	**35.2**	10.1	7.9	9.1	9.0	**9.2**	**2.0%**
Other	202.8	**227.2**	59.4	51.4	52.1	55.0	**68.6**	**24.7%**
Total	1,195.5	**1,257.4**	301.4	319.2	299.8	308.9	**329.6**	**6.7%**

Key points

Full year

- Non-interest expenses: Y1,257.4bn (+5% YoY)
  - Increase mainly due to yen depreciation
  - Other factors include an increase in variable costs (commissions and floor brokerage) due to higher trading volumes and the addition of consolidated subsidiaries

4Q result

- Non-interest expenses: Y329.6bn (+7% QoQ)
  - Increase due to yen depreciation, one-off charge in Other for decommissioning of IT systems and FX losses on overseas investments
  - Excluding the impact from FX, compensation and benefits was down QoQ

13

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2014	Dec 2014	Mar 2015
■ Total assets	Y43.5trn	Y44.1trn	Y41.8trn
■ Shareholders' equity	Y2.5trn	Y2.7trn	Y2.7trn
■ Gross leverage	17.3x	16.2x	15.4x
Net leverage[1]	10.4x	10.5x	9.3x
■ Level 3 assets[2] (net)	Y0.4trn	Y0.3trn	Y0.3trn
■ Liquidity portfolio	Y6.1trn	Y6.4trn	Y6.1trn

Basel 3 basis (billions of yen)	Dec 2014	Mar 2015[2]
Tier 1	2,484	2,459
Tier 2	367	361
Total capital	2,851	2,820
RWA[3]	19,810	18,933
Tier 1 ratio	12.5%	12.9%
Tier 1 common ratio[4]	12.5%	12.9%
Total capital ratio	14.3%	14.8%
Leverage ratio[5]	-	3.81%

Risk weighted assets[3] and Tier 1 ratio



(trillions of yen)
RWA (Basel 3) (lhs)
Tier 1 ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
13.2%
13.1%
12.7%
12.5%
12.9%
12.4%
FY2013/14
FY2014/15
Mar
Jun
Sep
Dec
Mar
Fully loaded Basel 3 2019 applied to balance sheet at end Mar (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
16%
16%
12%
12%
14%
FY2013/14
FY2014/15
Mar
Jun
Sep
Dec
Mar

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
(2) *Preliminary.*
(3) *Credit risk assets are calculated using the internal model method.*
(4) *Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*
(5) *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*

14

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 81% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.1trn, or 15% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of Mar 2015)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 17%
Long-term debt due within 1yr, 9%
Long-term debt, 74% Average maturity 5.3 years[3]
International 27%
Japan 73%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
(2) Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

15

Financial Supplement

Consolidated balance sheet

(billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase

2014 2015 (Decrease) 2014 2015 (Decrease)

Assets Liabilities

Total cash and cash deposits 2,189 2,097 -93 Short-term borrowings 602 662 60

Total payables and deposits 2,837 3,399 562

Total loans and receivables 2,571 2,948 378 Total collateralized financing 17,112 15,380 -1,732

Trading liabilities 11,047 10,044 -1,003

Total collateralized agreements 17,347 16,720 -627 Other liabilities 1,142 1,217 75

Long-term borrowings 8,227 8,336 109

Total trading assets1 and private 18,714 17,309 -1,405 Total liabilities 40,967 39,038 -1,929 equity investments

Total other assets 2,699 2,710 11 Equity

Total NHI shareholders’ equity 2,514 2,708 194

Noncontrolling interest 40 37 -2

Total assets 43,520 41,783 -1,737 Total liabilities and equity 43,520 41,783 -1,737

(1)	Including securities pledged as collateral.

Value at risk

Definition

- 99% confidence level

- 1-day time horizon for outstanding portfolio

- Inter-product price fluctuations considered

From April 1, 2014 to March 31, 2015 (billions of yen)

- Maximum: 9.8

- Minimum: 3.1

- Average: 6.4

(billions of yen) FY2013/14 FY2014/15 FY2013/14 FY2014/15

Mar Mar Mar Jun Sep Dec Mar

Equity 1.3 1.0 1.3 2.8 1.5 3.3 1.0

Interest rate 3.9 4.2 3.9 5.2 4.2 4.5 4.2

Foreign exchange 2.8 1.1 2.8 2.0 2.7 3.1 1.1

Sub-total 8.0 6.2 8.0 10.0 8.5 10.9 6.2

Diversification benefit -2.9 -1.6 -2.9 -0.7 -1.6 -1.2 -1.6

VaR 5.2 4.6 5.2 9.3 6.8 9.7 4.6

Consolidated financial highlights

Full year

(billions of yen)

300 8.9% 8.6% 9%

213.6 224.8

Net income

attributable to NHI 200 6%

shareholders

ROE(%) 100 3%

0 0%

FY2013/14 FY2014/15

Quarter

(billions of yen)

8.6% 9%

8.9%

90 7.3% 82.0

5.7% 70.0

61.3 6%

60 52.9

3.2%

30 3%

19.9

0 0%

FY2013/14 FY2014/15

4Q 1Q 2Q 3Q 4Q

Net revenue 1,557.1 1,604.2

Income before income taxes 361.6 346.8

Net income attributable to Nomura Holdings, Inc.

(“NHI”) shareholders 213.6 224.8

Total NHI shareholders’ equity 2,513.7 2,707.8

ROE (%)1 8.9% 8.6%

Basic-Net income attributable to NHI 57.57 61.66

shareholders per share (yen)

Diluted-Net income attributable to NHI 55.81 60.03

shareholders per share (yen)

Total NHI shareholders’ equity per share (yen) 676.15 752.40

389.9 370.8 373.8 425.0 434.5

88.6 51.7 74.0 116.1 105.0

61.3 19.9 52.9 70.0 82.0

2,513.7 2,467.7 2,561.1 2,714.4 2,707.8

8.9% 3.2% 5.7% 7.3% 8.6%

16.48 5.40 14.53 19.22 22.65

16.02 5.26 14.15 18.72 22.08

676.15 678.69 703.55 744.91 752.40

(1)	Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2013/14 FY2014/15

FY2013/14 FY2014/15

4Q 1Q 2Q 3Q 4Q

Revenue

Commissions 473.1 453.4 89.5 95.6 110.8 123.2 123.7

Fees from investment banking 91.3 95.1 27.2 19.8 20.6 28.8 25.8

Asset management and portfolio service fees 168.7 203.4 42.5 46.1 49.7 53.3 54.3

Net gain on trading 476.4 531.3 129.2 158.6 129.0 109.5 134.3

Gain (loss) on private equity investments 11.4 5.5 -0.3 -0.3 0.5 -0.2 5.5

Interest and dividends 416.3 436.8 100.3 104.9 108.8 115.6 107.5

Gain (loss) on investments in equity securities 15.2 29.4 -5.2 6.3 2.9 11.8 8.4

Other 179.5 175.7 67.7 31.1 28.5 65.6 50.5

Total revenue 1,831.8 1,930.6 450.8 462.2 450.8 507.6 510.0

Interest expense 274.8 326.4 60.8 91.3 77.0 82.6 75.5

Net revenue 1,557.1 1,604.2 389.9 370.8 373.8 425.0 434.5

Non-interest expenses 1,195.5 1,257.4 301.4 319.2 299.8 308.9 329.6

Income before income taxes 361.6 346.8 88.6 51.7 74.0 116.1 105.0

Net income attributable to NHI shareholders 213.6 224.8 61.3 19.9 52.9 70.0 82.0

Main revenue items

Full year Quarter

FY2013/14 FY2014/15

(billions of yen) FY2013/14 FY2014/15 4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions (retail) 126.7 92.0 22.6 15.8 21.9 27.0 27.3

Stock brokerage commissions (other) 139.8 160.7 35.6 34.3 36.9 46.0 43.5

Other brokerage commissions 18.1 19.6 4.3 3.8 4.0 6.1 5.8

Commissions Commissions for distribution of investment trusts 157.8 134.3 19.3 30.5 37.5 32.6 33.6

Other 30.6 46.8 7.8 11.3 10.5 11.4 13.5

Total 473.1 453.4 89.5 95.6 110.8 123.2 123.7

Equity underwriting and distribution1 34.8 28.8 11.5 5.8 5.9 10.2 6.9

Bond underwriting and distribution1 15.2 20.4 3.7 4.7 5.8 3.8 6.1

Fees from M&A / financial advisory fees1 23.7 24.6 7.0 5.6 4.7 8.8 5.6 investment banking Other1 17.5 21.2 5.0 3.7 4.2 6.1 7.2

Total 91.3 95.1 27.2 19.8 20.6 28.8 25.8

Asset management fees 126.7 151.8 31.9 35.0 37.5 39.4 39.9

Asset management Administration fees 23.9 32.6 6.1 6.6 7.6 9.1 9.4 and portfolio service Custodial fees 18.1 19.0 4.5 4.6 4.7 4.8 5.0 fees

Total 168.7 203.4 42.5 46.1 49.7 53.3 54.3

(1)	Figures have been reclassified following a review of products handled and the type of revenues generated.

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2013/14	FY2014/15	FY2013/14	FY2014/15			
			4Q	1Q	2Q	3Q	4Q
Retail	192.0	**161.8**	23.3	31.6	38.9	50.5	**40.9**
Asset Management	27.1	**32.1**	5.3	8.3	7.8	9.3	**6.7**
Wholesale	111.8	**82.2**	33.5	5.7	22.2	0.5	**53.8**
Three Business segments total	330.9	**276.1**	62.1	45.6	68.9	60.3	**101.4**
Other	20.0	**46.0**	34.2	2.6	2.5	44.8	**-4.0**
Segments total	350.9	**322.1**	96.2	48.2	71.4	105.1	**97.4**
Unrealized gain (loss) on investments in equity securities held for operating purposes	10.7	**24.7**	-7.7	3.5	2.6	11.0	**7.6**
Income before income taxes	361.6	**346.8**	88.6	51.7	74.0	116.1	**105.0**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2013/14	FY2014/15	FY2013/14	FY2014/15			
			4Q	1Q	2Q	3Q	4Q
Americas	29.5	**-27.6**	31.2	6.1	-6.8	-12.7	**-14.2**
Europe	-48.9	**-23.5**	-10.1	-22.9	2.0	-10.4	**7.8**
Asia and Oceania	-5.2	**34.6**	-5.2	-0.3	8.5	16.2	**10.3**
Subtotal	-24.7	**-16.4**	15.9	-17.1	3.7	-7.0	**3.9**
Japan	386.3	**363.2**	72.6	68.8	70.3	123.1	**101.0**
Income before income taxes	361.6	**346.8**	88.6	51.7	74.0	116.1	**105.0**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2015). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

22

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)

50.0 46.0 44.8

40.0 34.2

30.0

20.0

20.0

10.0

2.6 2.5

0.0

-10.0 -4.0

FY2013/14 FY2014/15

FY2013/14 FY2014/15

4Q 1Q 2Q 3Q 4Q

Net gain related to economic 17.4 15.1 6.5 6.9 2.2 6.4 -0.3

hedging transactions

Realized gain on investments in equity 4.4 4.7 2.4 2.9 0.3 0.8 0.8 securities held for operating purposes

Equity in earnings of affiliates 28.6 42.2 6.2 3.5 8.0 18.2 12.6

Corporate items -38.8 -20.1 -3.8 -3.1 -8.4 -3.2 -5.5

Others 8.4 4.0 22.8 -7.6 0.5 22.6 -11.5

Income (loss) before income taxes 20.0 46.0 34.2 2.6 2.5 44.8 -4.0

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2013/14	Full year FY2014/15	Quarter FY2013/14 4Q	FY2014/15 1Q	FY2014/15 2Q	FY2014/15 3Q	FY2014/15 4Q	QoQ
Commissions	300.2	**258.9**	46.1	55.4	67.5	70.6	**65.3**	**-7.4%**
Sales credit	106.1	**106.4**	26.4	25.0	25.9	30.0	**25.4**	**-15.3%**
Fees from investment banking and other	40.3	**32.5**	9.1	9.1	6.7	8.7	**8.0**	**-7.3%**
Investment trust administration fees and other	57.5	**71.9**	14.3	15.0	16.4	18.1	**22.3**	**23.6%**
Net interest revenue	7.7	**6.9**	1.9	2.3	1.3	1.5	**1.8**	**21.7%**
Net revenue	511.9	**476.5**	97.9	106.9	117.9	128.8	**122.9**	**-4.6%**
Non-interest expenses	319.9	**314.7**	74.6	75.3	79.1	78.3	**82.0**	**4.7%**
Income before income taxes	192.0	**161.8**	23.3	31.6	38.9	50.5	**40.9**	**-19.0%**
Domestic distribution volume of investment trusts[1]	10,146.4	**9,478.5**	1,794.1	2,245.2	2,380.2	2,516.7	**2,336.3**	**-7.2%**
Bond investment trusts	3,146.3	**3,110.2**	768.2	795.3	743.9	831.3	**739.8**	**-11.0%**
Stock investment trusts	6,201.4	**5,445.1**	836.8	1,264.4	1,402.8	1,405.4	**1,372.4**	**-2.3%**
Foreign investment trusts	798.7	**923.1**	189.1	185.5	233.6	280.0	**224.1**	**-20.0%**
Other								
Accumulated value of annuity insurance policies	2,033.1	**2,401.7**	2,033.1	2,123.6	2,206.2	2,305.2	**2,401.7**	**4.2%**
Sales of JGBs for individual investors (transaction base)	1,037.0	**380.6**	214.6	153.5	95.4	84.0	**47.8**	**-43.1%**
Retail foreign currency bond sales	1,595.6	**1,255.7**	386.6	363.9	276.3	361.1	**254.4**	**-29.5%**

(1) Excluding Net & Call and Hotto Direct.

24

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Stock brokerage commissions

Commissions for distribution of investment trusts

Full year

(billions of yen)

180

150

120

90

60

30

0

FY2013/14 FY2014/15

Quarter

(billions of yen)

40

30

20

10

0

FY2013/14 FY2014/15

QoQ YoY

4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions 126.7 92.0 22.6 15.8 21.9 27.0 27.3 1.0% 20.9%

Commissions for distribution of investment trusts1 161.4 139.4 20.1 31.9 38.9 34.0 34.6 1.9% 72.0%

(1)	Nomura Securities.

Retail related data (3)

Retail client assets

(trillions of yen)

120 109.5 104.8 109.5

Other 95.3 99.3

100 91.7 91.7

Overseas mutual funds

80

Bond investment trusts

Stock investment trusts 60

Domestic bonds 40

Foreign currency bonds

20

Equities

0

FY2013/14 FY2014/15 FY2013/14 FY2014/15

Mar Mar Mar Jun Sep Dec Mar

Equities 53.2 67.2 53.2 55.6 58.1 62.2 67.2

Foreign currency bonds 6.3 6.3 6.3 6.4 6.5 6.7 6.3

Domestic bonds1 12.8 12.3 12.8 12.8 13.0 12.3 12.3

Stock investment trusts 9.1 10.3 9.1 9.6 9.9 10.5 10.3

Bond investment trusts 5.9 7.3 5.9 6.2 6.5 7.1 7.3

Overseas mutual funds 1.7 1.8 1.7 1.7 1.8 1.8 1.8

Other2 2.7 4.5 2.7 3.0 3.5 4.2 4.5

Total 91.7 109.5 91.7 95.3 99.3 104.8 109.5

(1)	Including CBs and warrants. (2) Including annuity insurance.

Retail related data (4)

Net inflows of cash and securities1

Full year

(billions of yen)

1,500

1,076

1,000 997

500

0

FY2013/14 FY2014/15

Quarter

(billions of yen)

1,000

500 473 485

177

0

-137

-366

-500

FY2013/14 FY2014/15

4Q 1Q 2Q 3Q 4Q

(1)	Cash and securities inflows minus outflows, excluding regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands) FY2013/14 FY2014/15 FY2013/14 FY2014/15

Mar Mar Mar Jun Sep Dec Mar

Accounts with balance 5,144 5,256 5,144 5,186 5,211 5,238 5,256

Equity holding accounts 2,718 2,719 2,718 2,721 2,720 2,723 2,719

Nomura Home Trade /

Net & Call accounts 4,012 4,216 4,012 4,053 4,103 4,154 4,216

New Individual accounts / IT share1

Full year Quarter

FY2013/14 FY2014/15

FY2013/14 FY2014/15

(Thousands) 4Q 1Q 2Q 3Q 4Q

New individual accounts 364 320 90 67 81 77 95

IT share1

No. of orders 58% 59% 60% 60% 60% 58% 60%

Transaction value 33% 37% 37% 36% 37% 37% 39%

(1)	Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

Full year Quarter

FY2013/14 FY2014/15

(billions of yen) FY2013/14 FY2014/15 4Q 1Q 2Q 3Q 4Q QoQ YoY

Net revenue 80.5 92.4 20.5 23.3 21.7 23.4 23.9 1.9% 16.7%

Non-interest expenses 53.4 60.3 15.1 15.1 13.9 14.1 17.2 22.2% 13.7%

Income before income taxes 27.1 32.1 5.3 8.3 7.8 9.3 6.7 -28.7% 25.4%

Total assets under management

(trillions of yen)

50.0 47.5 46.0 47.5

40.6 42.7

40.0 38.2 39.3 38.2 37.7 39.3

34.8

AuM 1 30.8 30.8 33.0

(gross) 30.0

AuM 20.0

(net) 2

10.0

0.0

FY2013/14 FY2014/15 FY2013/14 FY2014/15

Mar Mar Mar Jun Sep Dec Mar

(1) (2) Total Net after assets deducting under management duplications from for Nomura assets Asset under Management, management (gross) Nomura . Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

NOMURA

Asset Management related data (2)

Assets under management (gross) by business[1]

(trillions of yen)	FY13/14	FY14/15	FY13/14	FY14/15			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Investment trust business	28.4	**34.9**	28.4	29.6	31.3	33.9	**34.9**
Investment advisory business	9.8	**12.6**	9.8	11.0	11.4	12.1	**12.6**
Assets under management (gross)[1]	38.2	**47.5**	38.2	40.6	42.7	46.0	**47.5**

Asset inflows/outflows by business[3]

(billions of yen)	Full year		Quarter				
	FY 13/14	FY 14/15	FY13/14	FY14/15			
			4Q	1Q	2Q	3Q	4Q
Investment trusts business	1,598	**3,418**	-319	473	879	1,124	**942**
of which ETFs	882	**843**	501	-23	90	298	**477**
Investment advisory business	-520	**50**	-938	27	-44	-46	**113**
Net asset inflow	1,078	**3,469**	-1,257	500	835	1,078	**1,055**

Assets under management by company

(trillions of yen)	FY13/14	FY14/15	FY13/14	FY14/15			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Nomura Asset Management	33.8	**42.6**	33.8	36.2	38.3	41.2	**42.6**
Nomura Funds Research and Technologies	2.6	**3.0**	2.6	2.5	2.6	2.9	**3.0**
Nomura Corporate Research and Asset Management	1.6	**1.7**	1.6	1.7	1.6	1.6	**1.7**
Nomura Private Equity Capital	0.2	**0.2**	0.2	0.2	0.2	0.2	**0.2**
Assets under management (gross)[1]	38.2	**47.5**	38.2	40.6	42.7	46.0	**47.5**
Group company overlap	7.4	**8.2**	7.4	7.6	7.9	8.3	**8.2**
Assets under management (net)[2]	30.8	**39.3**	30.8	33.0	34.8	37.7	**39.3**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY13/14	FY14/15	FY13/14	FY14/15			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Domestic public stock investment trusts							
Market	65.7	**80.3**	65.7	68.8	71.7	77.1	**80.3**
Nomura's share (%)	19%	**20%**	19%	18%	19%	19%	**20%**
Domestic public bond investment trusts							
Market	14.5	**16.7**	14.5	14.8	15.4	16.4	**16.7**
Nomura's share (%)	42%	**43%**	42%	43%	43%	43%	**43%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross). (3) Based on assets under management (net). (4) Source: Investment Trusts Association, Japan.

30

Wholesale related data (1)

Wholesale

Full year Quarter

(billions of yen) FY2013/14 FY2014/15

FY2013/14 FY2014/15 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Net revenue 765.1 789.9 198.5 188.9 190.6 178.9 231.5 29.4% 16.6%

Non-interest expenses 653.3 707.7 165.0 183.1 168.4 178.5 177.7 -0.5% 7.7%

Income before income taxes 111.8 82.2 33.5 5.7 22.2 0.5 53.8 119x 60.7%

Breakdown of Wholesale revenues

Full year Quarter

FY2013/14 FY2014/15

(billions of yen) FY2013/14 FY2014/15 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Fixed Income 398.2 407.2 107.7 104.5 104.1 76.3 122.3 60.4% 13.5%

Equities 251.5 276.2 59.0 62.0 64.0 73.5 76.8 4.5% 30.0%

Global Markets 649.7 683.4 166.8 166.6 168.1 149.7 199.0 32.9% 19.3%

Investment Banking (Net) 97.4 104.7 29.5 22.8 22.5 29.6 29.9 1.0% 1.3%

Other 18.0 1.8 2.2 -0.4 0.0 -0.4 2.5 — 15.7%

Investment Banking 115.4 106.5 31.7 22.3 22.5 29.2 32.4 11.0% 2.3%

Net revenue 765.1 789.9 198.5 188.9 190.6 178.9 231.5 29.4% 16.6%

Investment Banking (Gross) 184.3 193.8 55.4 43.2 40.7 52.7 57.3 8.8% 3.4%

Wholesale related data (2)

Private equity related investments

(billions of yen)

70

60 57.2 56.4 57.2 58.8 58.6 58.7

56.4

Terra Firma

50

Asia

40

Europe (excluding Terra

Firma) 30

Japan 20

10

0

FY2013/14 FY2014/15 FY2013/14 FY2014/15

Mar Mar Mar Jun Sep Dec Mar

Japan 8.1 10.6 8.1 10.8 13.2 10.8 10.6

Europe (excluding Terra Firma) 22.6 19.9 22.6 21.8 19.3 20.7 19.9

Asia 1.9 2.1 1.9 1.8 1.9 2.1 2.1

Sub Total 32.6 32.6 32.6 34.5 34.4 33.5 32.6

Terra Firma 24.6 23.8 24.6 24.2 24.2 25.2 23.8

Total 57.2 56.4 57.2 58.8 58.6 58.7 56.4

Number of employees

FY2013/14 FY2014/15 FY2013/14 FY2014/15

Mar Mar Mar Jun Sep Dec Mar

Japan (excluding FA) 14,149 14,144 14,149 14,559 14,391 14,290 14,144

Japan (FA) 1,888 1,829 1,888 1,889 1,853 1,853 1,829

Europe 3,461 3,485 3,461 3,481 3,530 3,539 3,485

Americas 2,281 2,449 2,281 2,335 2,421 2,445 2,449

Asia-Pacific1 5,891 6,765 5,891 6,656 6,744 6,762 6,765

Total 27,670 28,672 27,670 28,920 28,939 28,889 28,672

(1)	Includes Powai office in India.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results todiffer from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

<Disclaimer for Morningstar Award “Fund of the Year 2014”>

References to any specific securities do not constitute an offer to buy or sell securities. Those awarded funds based upon the past performance cannot guarantee their future performance. Data or statements are obtained from sources Morningstar Japan K.K. believed to be reliable but are not guaranteed as to accuracy or completeness. All information is the property of Morningstar Japan K.K. or Morningstar, Inc. and protected by copyright and intellectual property laws. All rights reserved. Taking every factor into consideration, Morningstar Japan K.K. has selected funds for Morningstar Award “Fund ofthe Year 2014” in each divisions from open-end mutual fund based upon its unique quantitative and qualitative analysis.

<Disclaimer for “Lipper Fund Awards Japan 2015” >

Although Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Lipper. Users acknowledge that they have not relied upon any warranty, condition, guarantee, or representation made by Lipper. Any use of the data for analyzing, managing, or trading financial instruments is at the user’s own risk. This is not an offer to buy or sell securities.

Nomura Holdings, Inc.

www.nomura.com